Exhibit 99.1

NORTHCORE PROVIDES CORPORATE UPDATE

(TSX: NTI; OTCBB: NTLNF)

TORONTO, Feb. 7 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, is pleased to provide a corporate update on a number of activities.

Northcore announced that it has completed the contract renewal with a major strategic partner for the provision of application delivery and hosting services. The partner will be continuing to employ the Asset Seller and Asset Tracker Working Capital Engine that it has used to great advantage over the past term.

In addition, Northcore would like to announce the scheduling of an Annual General Meeting of the Shareholders, which will be held on Tuesday, April 26, 2011, at 3:00 pm EST, TSX Gallery.

"We are gratified by this latest contract renewal from a key strategic partner. We believe that this reaffirms the strength of our existing relationships and the benefits of our Working Capital Engine. In addition, we anticipate releasing details regarding the launch and branding of our Dutch Auction group purchase initiative later this month. Management remains committed to executing our plan for 2011 to the benefit of all shareholders and partners," said Duncan Copeland, CEO of Northcore Technologies.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:

Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 11:31e 07-FEB-11